THE SCOTT LAW FIRM, P.A.
                          36 NW 6th Avenue, Suite 409
                               Miami, FL  33128

                                (305) 796-3176
                           Facsimile (305) 961-9949
                             wscott@wscottlaw.com

							May 10, 2010


Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	TriView Global Fund, LLC
	Withdrawal of Post-Effective Amendment No. 5 to Registration Statement on Form S-1, Registration No. 333-119655

Ladies and Gentlemen:

 	Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests, on behalf of TriView Global Fund, LLC (the "Issuer"), the withdrawal of Post-Effective Amendment No. 5
(Accession Number: 0001305631-10-000002) to the Registration Statement on Form S-1, Registration No. 333-119655. No securities were sold in connection with the offering of units of membership interest described in the prospectus contained therein.

 	Please contact the undersigned with anything further.

							Very truly yours,


							/s/ William S. Scott
							William S. Scott
							For the Firm

cc:	TriView Capital Management, LLC
	Managing Member